Exhibit 99.1

NEWS RELEASE

Attention: Financial Editors	Stock Symbol:	(PGF.UN) - TSX;
(PGH) - NYSE

NEWS RELEASE

PENGROWTH ANNOUNCES EXECUTIVE APPOINTMENT

(Calgary, September 13, 2010) /Marketwire/ - Pengrowth Corporation, administrator of Pengrowth Energy Trust (collectively “Pengrowth”) is pleased to announce the appointment of Mr. Steve De Maio as Vice President In-Situ Development & Operations, effective immediately.  In his new position, Mr. De Maio will be responsible for Pengrowth’s Lindbergh Steam Assisted Gravity Drainage (SAGD) project and overall In-Situ heavy oil business.

Most recently, as Vice-President of Project Development at Connacher Oil and Gas Limited,  Mr. De Maio managed the planning, construction and regulatory  aspects  of the Algar SAGD Project located in northeastern Alberta, a $375 million, 10,000 barrel per day (bpd) heavy oil project.  Mr. De Maio was also involved with work on Connacher’s first 10,000 bpd Great Divide POD 1 SAGD Project.

Previous to his work with Connacher, Mr. De Maio worked with Deer Creek Energy Limited as a Project Manager on the surface facilities of the Joslyn SAGD project.

Mr. De Maio was also the founder and President of Efficient Energy Resources Ltd., a small alternate energy provider.

“Steve brings more than 18 years of progressive heavy oil senior leadership experience dedicated to key areas of In-Situ and SAGD engineering, regulatory and environmental management and multi-pad drilling” said Derek Evans, Pengrowth’s President and Chief Executive Officer. “I strongly believe Steve’s extensive experience makes him an ideal candidate to take our Lindbergh and overall In-Situ heavy oil business forward”.

Mr. De Maio holds a Bachelor of Science in Mechanical Engineering and a Master of Business Administration from the University of Calgary.

About Pengrowth:

Pengrowth Energy Trust is an oil and gas operating company, structured as a trust, with a focus on creating value with the drill bit by drilling operated, low cost, low risk, repeatable opportunities in the Western Canadian Sedimentary Basin (“WCSB”). Pengrowth’s operation’s includes production from a number of conventional and unconventional assets and is evenly balanced between liquids and natural gas. Future growth opportunities include the development of conventional oil and natural gas production, heavy oil, shale gas and coalbed methane as well as the addition of production through acquisition. Pengrowth's trust units trade on the Toronto Stock Exchange under the symbol PGF.UN and on the New York Stock Exchange under the symbol PGH.

PENGROWTH CORPORATION
Derek Evans
President and Chief Executive Officer

For further information about Pengrowth, please visit our website www.pengrowth.com or contact:
Investor Relations, E-mail: investorrelations@pengrowth.com
Telephone: (403) 233-0224 Toll Free: 1-888-744-1111 Facsimile: (403) 693-8889

For media inquiries contact:
Telephone: (403) 213-6847 Facsimile: (403) 781-9064

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